Exhibit 12.1
HYATT HOTELS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pretax income from continuing operations before adjustment for equity earnings (losses) from unconsolidated hospitality ventures	$221	$258	$500	$322	$116
Fixed charges	176	133	129	105	95
Distributed income of equity method unconsolidated hospitality ventures	25	25	70	39	15
Subtract: Interest capitalized net of amortization	4	6	4	5	1
Subtract: Noncontrolling interest loss with no fixed charges	—	—	(1)	(2)	(1)
Total Earnings	$418	$410	$696	$463	$226

Fixed Charges:
Interest expense	$83	$77	$78	$74	$74
Interest within rent expense	30	29	28	26	21
Performance guarantee expense, net	63	27	23	5	—
Total Fixed Charges	$176	$133	$129	$105	$95

Ratio of Earnings to Fixed Charges (1)	2.4x	3.1x	5.4x	4.4x	2.4x

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings before adjustments for equity earnings (losses) from unconsolidated hospitality ventures; and fixed charges include: interest (expenses and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness, the interest portion of rent expense that is deemed to be representative of the interest factor, and performance guarantee expense, net. Our performance guarantee arrangements are primarily subject to annual performance guarantee metrics.